EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands)

Nine Months Ended September 30, 2003

Net income from continuing operations less preferred distributions	$117,664
Preferred distributions	31,124
Earnings from land and depreciated property dispositions	(12,539)
Interest expense	98,764
Earnings before fixed charges	$235,013

Interest expense	$98,764
Preferred distributions	31,124
Interest costs capitalized	5,006
Total fixed charges	$134,894

Ratio of earnings to combined fixed charges and preferred unit distributions	1.74